Exhibit 99.1

Bell Canada
1 Carrefour Alexander-Graham-Bell
Building A7
Verdun, Québec
H3E 3B3

Michel Lalande
Senior Vice-President – General Counsel &
Corporate Secretary – BCE & Bell
Telephone: 514 391-8386
Facsimile: 514 766-8161
michel.lalande@bell.ca

February 12, 2014

TO:

British Columbia Securities Commission, Corporate Finance Department

Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland & Labrador

SUBJECT:	Notice and record date in connection with the BCE Inc. 2015 Annual General Shareholder Meeting

This is to advise that the Board of Directors of BCE Inc. has fixed March 13, 2015 as the record date for the determination of common shareholders entitled to receive notice of, and vote at, its 2015 Annual General Shareholder Meeting to be held on April 30, 2015 at 9:30 a.m. (Eastern Time), at the Design Exchange, 234 Bay Street, Trading Floor, Toronto, Ontario.

BCE Inc. (i) is not sending proxy-related materials directly to non-objecting beneficial owners (NOBOs), and (ii) intends to pay for proximate intermediaries to send the proxy-related materials to objecting beneficial owners (OBOs).

Furthermore, the April 30, 2015 meeting is being classified as annual general and not “special meeting” as defined in NI 54-101.

Yours truly,

(s) Michel Lalande

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